Mail Stop 4561

April 9, 2009

VIA U.S. MAIL AND FAX (212) 507-1869

Colm Kelleher
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

>**Re: Morgan Stanley**
>**Form 10-K for Fiscal Year Ended**
>**November 30, 2008**
>**Filed January 29, 2009**
>**Proxy Statement**
>**Filed March 20, 2009**
>**File No. 001-11758**

Dear Mr. Kelleher:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended November 30, 2008

Item 1. Business

Additional Regulation of U.S. Entities, page 15

1.   Please tell us the net capital requirements imposed by the CFTC on MS&Co. as a
        registered futures commission merchant. Also, provide a more detailed
        description of the regulatory requirements imposed by the CFTC and the NFA on
        your subsidiaries. Please confirm that you will provide this disclosure in future
        filings.

Item 3. Legal Proceedings, page 28

2.   Please tell us the relief sought by plaintiffs in each of the litigation matters that
        you have disclosed. Also, tell us the factual basis alleged to underlie each of the
        proceedings if it has not already been disclosed. Please confirm that you will
        provide similar disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

General

3.   Please tell us what consideration you gave to disclosing the gain/loss on all items
        that are carried at fair value.

4.   We note that you disclose the amount of each line item that is accounted for at fair
        value in your statements of financial condition. Please tell us what consideration
        you gave to further disclosing how much of those assets and liabilities are
        accounted for at fair value pursuant to the fair value option rather than pursuant to
        other accounting guidance.

5.   For credit protection sold and credit protection purchased, please tell us and consider disclosing the extent to which the derivative activity was for the following purposes:
- Provide default risk protection to offset credit exposure to your holdings of the related reference entity's debt in your loan portfolio, investment portfolio, or loan commitments outstanding;
- Create new credit exposure for your own trading purposes;
- Reflect credit exposures taken for the benefit of your clients; and
- Provide an offset to credit exposure taken for the benefit of clients.

Further, discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

6.   In addition to the above, please tell us and consider disclosing the following information related to your credit default swaps:
- Separately quantify the gross realized gains and losses from your credit derivative activity.
- Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant changes in the notional amounts as well as the reasons for the changes in the fair values of the swaps. Discuss any expected changes to those trends.
- Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased. Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.
- Discuss how you incorporated your own credit risk and the counterparty's credit risk in your valuation of the credit derivative.

Certain Factors Affecting Results of Operations

Morgan Stanley Debt, page 47

7.   Please tell us what consideration you gave to disclosing the portion of the $2.3 billion gain from repurchasing your debt that was due to changes in the Company's creditworthiness and that was due to changes in market terms. Also, please tell us if this debt was recorded at fair value prior to the repurchase.

Business Segments

Institutional Securities

Equity Sales and Trading Revenues, page 51

8.   We note your disclosure that your prime brokerage business experienced
        significant outflows as clients withdrew their cash balances and reallocated
        positions. Tell us what consideration you have given to providing an analysis of
        the activity in client accounts similar to that provided for your asset management
        segment on page 61.

Other Matters

Real Estate-Related Positions, page 63

9.   We note you excluded amounts related to mortgage-related securities portfolios in
        your Subsidiary Banks from your disclosures on page 65 and 66. Please tell us
        why management believes it was not necessary to include this information for
        your Subsidiary Banks.

Critical Accounting Policies

Fair Value

Financial Instruments Measured at Fair Value, page 70

10.   We note recent market conditions have caused certain instruments to be
        reclassified to Level 3. As the valuation of Level 3 instruments requires
        significant judgment by management, please tell us what consideration you gave
        to providing a sensitivity analysis related to the valuation of these instruments.

Commitments and Contractual Obligations, page 84

11.   We note that the amount of Long-term borrowings within your contractual
        obligations table appears to only include principal payments. Please tell us why
        you have not included interest related to your Long-term borrowings. Please refer
        to footnote 46 in our Release 33-8350.

Financial Statements

Consolidated Statements of Financial Condition, page 107

12.   We note you have performed an interim impairment test during your fourth fiscal
        quarter and recorded an impairment charge for a portion of your goodwill. It
        appears that your market capitalization continues to be significantly below the
        book value of your equity. Please provide us with a summary of your results from
        Step 1 and Step 2 of your SFAS 142 impairment test.

Consolidated Statements of Income, page 109

13.   It appears your line item for other non-interest expenses aggregates items that are
        greater than one percent of total interest income and other income, such as certain
        impairment charges. Please tell us how you have complied with Rule 9-04.14 of
        Regulation S-X, or tell us why you believe it was not necessary to disaggregate
        these items.

Notes to Consolidated Financial Statements

3. Fair Value Disclosures

Fair Value Measurements

Financial Instruments Owned and Financial Instruments Sold, Not Yet Purchased

Derivative and Other Contracts

OTC Derivative Contracts, page 128

14.   Please clarify for us where your credit derivatives are classified within the fair
        value hierarchy.

8. Borrowings

Long-Term Borrowings

Maturities and Terms, page 147

15.   Explain to us how you determined it would be appropriate to disclose maturities
        of long term debt net of fair value adjustments. Reference is made to paragraph
        10 of SFAS 47.

9. Commitments, Guarantees and Contingencies

Commitments, page 149

16.   Please tell us what consideration you have given to disclosing the allocation of primary lending commitments between investment grade and non-investment grade.

Contingencies, page 156

17.   We note that you are involved in several legal matters as discussed in Item 3 of your Form 10-K. Please tell us how you have complied with the disclosure requirements of paragraphs 9 and 10 of SFAS 5, related to these matters or explain to us why no additional disclosure is necessary.

Auction Rate Securities Matters, page 157

18.   Explain to us why you have not accrued your total exposure as it relates to ARS eligible under the repurchase program in accordance with paragraph 10 of FIN 45. Additionally, explain to us how you determined the fair value of your auction rate security purchase obligations.

13. Interest and Dividends and Interest Expense, page 167

19.   Given the Company's recent conversion to a bank holding company, explain to us whether you have reconsidered your policy of presenting interest expense on financial instruments sold, not yet purchased as a reduction of interest revenue. Reference is made to paragraph 7.105 of the AICPA's audit guide for Depository and Lending Institutions.

20. Business Acquisitions and Dispositions and Sale of Minority Interest

MSCI, page 185

20.   Given your two year history of selling shares of MSCI, and your disclosure that you may ultimately divest your entire interest in MSCI, explain to us how you determined it would be appropriate to recognize a gain on the sale of subsidiary stock in accordance with question 2 of SAB Topic 5h. Furthermore, please tell us how you have complied with the classification and disclosure requirements of question 6 of SAB Topic 5h as it relates to the gain on sale of MSCI shares.

Morgan Stanley Wealth Management S.V., S.A.U., page 186

21.   Please explain to us how you considered the guidance in paragraph 42 of SFAS 144 and EITF 03-13 in determining whether the operations and gain and sale of MSWM S.V should be presented as discontinued operations.

21. Quarterly Results (unaudited), page 187

22.   It is unclear from your disclosure if the two adjustments you refer to in note 1 to your quarterly results table are due to errors in previously issued financial statements. Please clarify. To the extent either of these adjustments is due to an error, explain to us how you have met the disclosure requirements of SFAS 154.

Proxy Statement on Schedule 14A

Executive Compensation

II. Compensation Program for 2008

A. Overview of Key Actions, page 14

23.   We note your reference to Mr. James Gorman as one of your three most senior officers. Please tell us why he is not listed as one of your named executive officers in the Summary Compensation Table on page 26.

III. 2008 Compensation Process and Decisions

B. Evaluating Company and Individual Performance

Peer Group Data, page 18

24.   Please tell us which competitors the CMDS Committee considered in connection with 2008 compensation. We note that you identified the "investment bank" competitors but concluded that changes within the industry made this group no longer a useful comparison. We also note that you have identified a group of "core competitors," but it is not clear whether this is the group considered by the committee. In addition, tell us whether the CMDS Committee targeted compensation at a certain range compared to the peer group. Please confirm that you will provide comparable disclosure in your future filings.

Evaluating Company and Individual Performance, page 19

25.   The introductory paragraph to this section states that the CMDS Committee evaluated Company, business unit, and individual performance against the metrics and priorities described under "Factors Considered in 2008 Compensation Decisions." The description of this evaluation, however, does not appear to address any of the bullet points listed under "Client, product and business development" on pages 17 and 18. Please provide us with a more specific discussion and analysis of how the committee considered these factors in determining 2008 compensation awards. Confirm that you will provide similar disclosure in future filings.

Other Executive Performance, page 20

26.   We note that Messrs. Kelleher, Nides and Lynch's compensation was significantly reduced from the prior fiscal year and that each received an incentive compensation award. Please explain for us in greater detail why the CMDS Committee elected to reduce NEO compensation by the specific amounts cited and why it awarded incentive compensation to these NEOs. Confirm for us that you will include such disclosure in future filings.

IV. Changes to Compensation Program for 2009

B. New Long-Term Performance Based Compensation Program for 2009, page 23

27.   We refer to your new performance-based stock unit incentive program. Please confirm that you will disclose in your future filings the target award for each named executive officer and the members of the comparison group of other financial industry companies.

2008 Summary Compensation Table, page 26

28.   Please provide us with a narrative summary of the material terms of each named executive officer's employment agreement or arrangement, as required by Item 402(e) of Regulation S-K. Provide similar disclosure in future filings.

Potential Payouts for Certain NEOs, page 41

29.   Please provide us with an expanded discussion that addresses potential payouts for each of your named executive officers or explain why the current disclosure, which covers only Mr. Mack's potential payouts, is sufficient. Refer to Item 402(j) of Regulation S-K.

*   *   *   *

Please respond to our comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Kristina Aberg, Attorney Advisor, at (202) 551-3404 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant